

Mail Stop 3720

July 7, 2009

<u>Via U.S. Mail and facsimile to (201) 996-9144</u>

Ned Mavrommatis
Chief Financial Officer
I.D. Systems, Inc.
One University Plaza
Hackensack, NJ 07601

> **Re: I.D. Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **And Documents Incorporated by Reference**
> **File No. 001-15087**

Dear Mr. Mavrommatis:

  We have completed our review your Form 10-K and related filings and do not have any further comments at this time.

> Sincerely,
>
> /s
> Celeste M. Murphy
> Legal Branch Chief